UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2020

Commission File Number 1-14840

AMDOCS LIMITED

Hirzel House, Smith Street,

St. Peter Port, Island of Guernsey, GY1 2NG

Amdocs, Inc.

1390 Timberlake Manor Parkway, Chesterfield, Missouri 63017

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

FORM 20-F  ☒            FORM 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

YES  ☐            NO  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Submission of Matters to a Vote of Security Holders.

Voting Results.

At the 2020 Annual General Meeting of Shareholders of Amdocs Limited (the “Company”) held on January 31, 2020, the proposals listed below were submitted to a vote of the Company’s shareholders. The proposals are described in the Company’s proxy statement for the 2020 Annual General Meeting of Shareholders.

Proposal 1 – The election of ten nominees to the Company’s Board of Directors each for a term of one year.

The 10 nominees named in the proxy statement were elected to serve as directors until the Company’s 2021 Annual General Meeting of Shareholders. Information as to the vote on each director standing for election is provided below:

Nominee	Votes For	Votes Against	Votes Abstaining	Broker Non-Votes
Robert A. Minicucci	108,505,003	9,037,035	425,149	—
Adrian Gardner	112,515,370	5,030,819	420,998	—
James S. Kahan	107,878,193	9,569,806	519,188	—
Rafael de la Vega	116,711,187	1,024,359	231,641	—
Giora Yaron	117,652,697	81,752	232,738	—
Eli Gelman	115,082,020	2,651,272	233,895	—
Richard T.C. LeFave	113,246,594	4,488,415	232,178	—
John A. MacDonald	117,509,641	226,044	231,502	—
Shuky Sheffer	117,085,889	645,982	235,316	—
Yvette Kanouff	117,694,550	44,912	227,725	—

Proposal 2 – The approval of an amendment of the Amdocs Limited 1998 Stock Option and Incentive Plan increasing the number of shares authorized for issuance under the plan and the sublimit on “full value” awards under the plan, in each case, by 3,000,000 shares.

The shareholders approved an amendment of the Amdocs Limited 1998 Stock Option and Incentive Plan increasing the number of shares authorized for issuance under the plan and the sublimit on “full value” awards under the plan, in each case, by 3,000,000 shares. The voting results were as follows:

Votes For	Votes Against	Votes Abstaining	Broker Non-Votes
103,494,815	9,219,083	5,253,289	—

Proposal 3 – The approval of an increase in the dividend rate under the Company’s quarterly cash dividend program from $0.285 per share to $0.3275 per share.

The shareholders approved an increase in the dividend rate under the Company’s quarterly cash dividend program from $0.285 per share to $0.3275 per share. The voting results were as follows:

Votes For	Votes Against	Votes Abstaining	Broker Non-Votes
117,760,194	5,242	201,751	—

Proposal 4 – The approval of the Company’s Consolidated Financial Statements for the fiscal year ended September 30, 2019.

The shareholders approved the Company’s Consolidated Financial Statements for the fiscal year ended September 30, 2019. The voting results were as follows:

Votes For	Votes Against	Votes Abstaining	Broker Non-Votes
117,357,838	1,551	607,798	—

Proposal 5 – The ratification and approval of the appointment of Ernst & Young LLP as the Company’s independent registered public accounting firm for the fiscal year ending September 30, 2020, and until the next annual general meeting, and authorization of the Audit Committee of the Board of Directors to fix the remuneration of such independent registered public accounting firm in accordance with the nature and extent of its services.

The shareholders ratified and approved the appointment of Ernst & Young LLP as the Company’s independent registered public accounting firm for the fiscal year ending September 30, 2020, and until the next annual general meeting, and authorized the Audit Committee of the Board of Directors to fix the remuneration of such independent registered public accounting firm in accordance with the nature and extent of its services. The voting results were as follows:

Votes For	Votes Against	Votes Abstaining	Broker Non-Votes
113,107,129	4,641,869	218,189	—

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AMDOCS LIMITED

By:	/s/ Matthew E. Smith
Matthew E. Smith
Secretary and Authorized Signatory

Date: February 3, 2020